UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Armstrong World Industries, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
04247X102
(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

Victor Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 04247X102

1.	Names of Reporting Persons. TPG Advisors V, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,981,480 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 64.4%*
14.	Type Of Reporting Person (See Instructions) CO

* The calculation is based on 57,385,956 shares of Issuer Common Stock outstanding as of July 24, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on July 30, 2009.

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CUSIP No. 04247X102

1.	Names of Reporting Persons. TPG Advisors VI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,981,480 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 64.4%*
14.	Type Of Reporting Person (See Instructions) CO

* The calculation is based on 57,385,956 shares of Issuer Common Stock outstanding as of July 24, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on July 30, 2009.

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CUSIP No. 04247X102

1.	Names of Reporting Persons. David Bonderman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,981,480 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 64.4%*
14.	Type Of Reporting Person (See Instructions) IN

* The calculation is based on 57,385,956 shares of Issuer Common Stock outstanding as of July 24, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on July 30, 2009.

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CUSIP No. 04247X102

1.	Names of Reporting Persons. James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,981,480 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 64.4%*
14.	Type Of Reporting Person (See Instructions) IN

* The calculation is based on 57,385,956 shares of Issuer Common Stock outstanding as of July 24, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on July 30, 2009.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI” or the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 3001, Lancaster, Pennsylvania 17604.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter. The business address of each of the Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of each of Advisors V and Advisors VI is serving as the sole ultimate general partner of related entities engaged in making investments in securities of public and private companies.

Advisors V is the sole general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which in turn is the sole general partner of TPG Partners V, L.P. (“TPG Partners V”).

Advisors VI is the sole general partner of TPG GenPar VI, L.P., a Delaware limited partnership (“TPG GenPar VI”), which in turn is the sole general partner of TPG Partners VI, L.P. (“TPG Partners VI” and, together with TPG Partners V, the “TPG Funds” and, collectively with their affiliates, “TPG”).

The present principal occupation of David Bonderman is Chairman of the Board and President of Advisors V, Advisors VI and other affiliated entities.

The present principal occupation of James G. Coulter is director and Vice President of Advisors V, Advisors VI and other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors V are listed on Schedule I. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule II.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I and Schedule II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I and II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The TPG Funds and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, a Delaware trust (the “Trust”), have entered into a Purchase and Sale Agreement, dated August 10, 2009 attached hereto as Exhibit 2 (the “Purchase and Sale Agreement”), pursuant to which the TPG Funds have agreed to purchase 7,000,000 shares of Issuer Common Stock (the “Initial Shares”) at a price of $22.31 per share in cash (the “Per Share Price”). Simultaneously with the purchase and sale of the Initial Shares (such date, the “Closing Date”),

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the TPG Funds and the Trust will enter into a Prepaid Share Forward Confirmation, substantially in the form attached as Exhibit B to the Purchase and Sale Agreement (the “Confirmation”), pursuant to which the TPG Funds will purchase from the Trust the economic interest in the equivalent of an additional 1,039,777 shares of Issuer Common Stock (the “Initial Interests”, and together with the Initial Shares, the “Initial Investment”) at the Per Share Price, subject to the ISDA Master Agreement and the Collateral Annex, by and between the Trust and the TPG Funds, substantially in the form attached as Exhibit C to the Purchase and Sale Agreement (the “Collateral Annex”), pursuant to which the Trust will pledge 1,039,777 shares of Issuer Common Stock as collateral for its obligations under the Confirmation. The Confirmation provides that the Initial Interests will be cash-settled on the third currency business day following the 20th scheduled trading day beginning on November 4, 2013, with an option of the Trust to physically settle at its election. The aggregate consideration for the purchase of the Initial Shares and the Initial Interests will be approximately $180 million in cash. Prior to the purchase and sale of the Initial Investment, the TPG Funds intend to assign their rights to purchase the Initial Investment to a newly established subsidiary of the TPG Funds. It is currently anticipated that the funds required for the Initial Investment and the Tender Offer (see “Tender Offer” under Item 4 below) by the TPG Funds will be funded by equity contributions of the limited partners of TPG Partners V and TPG Partners VI or other affiliates.

References to and descriptions of the Purchase and Sale Agreement, the Confirmation and the Collateral Annex set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase and Sale Agreement attached hereto as Exhibit 2 and the form of Confirmation and the form of Collateral Annex attached as Exhibits B and C, respectively, to such Purchase and Sale Agreement, and each is incorporated herein by this reference.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 is incorporated herein by this reference.

Tender Offer

Under the Purchase and Sale Agreement, the TPG Funds have agreed to commence a tender offer (the “Tender Offer”) at the Per Share Price consistent with the requirements of Article Sixth (H)(iii) of AWI's Amended and Restated Articles of Incorporation (the “Charter”). Under such provision of the Charter, upon the transfer by the Trust of more than 5% of the total outstanding shares of Issuer Common Stock, the purchaser of such shares shall offer to purchase at least that number of shares of Issuer Common Stock held by other holders of Issuer Common Stock equal to the product of (i) the total number of shares of Issuer Common Stock held by other holders of Issuer Common Stock and (ii) a fraction, the numerator of which is the number of shares of Issuer Common Stock acquired from the Trust and the denominator of which is the total number of shares of Issuer Common Stock held by the Trust prior to the transfer, for the same type and amount of consideration per share as paid to the Trust. TPG intends to make the Tender Offer for 4,435,935 shares of Issuer Common Stock. The Trust has agreed not to tender any shares pursuant to the Tender Offer.

The Tender Offer described in this Schedule 13D has not yet commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Issuer Common Stock. At the time the Tender Offer is commenced, the TPG Funds will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and AWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. The Tender Offer will be made solely by the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and the other offer documents). These documents will contain important information about the Tender Offer and stockholders of AWI are urged to read them carefully and in their entirety when they become available. The Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of AWI, at no expense to them and will also be available at the SEC’s website at www.sec.gov.

Shareholders’ Agreement

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On the Closing Date, simultaneously with the purchase and sale of the Initial Investment, the TPG Funds and the Trust will enter a Shareholders’ Agreement, substantially in the form attached as Exhibit A to the Purchase and Sale Agreement (the “Shareholders’ Agreement”), which provides for certain rights and obligations between the parties thereto.

Composition of AWI’s Board of Directors

Pursuant to the Shareholders’ Agreement, promptly following the Closing Date, the TPG Funds and the Trust will each designate two persons for nomination to the AWI Board of Directors and appoint one observer, and have agreed to take all necessary steps to assure their election. So long as the TPG Funds own a number of shares of Issuer Common Stock equal to the Initial Shares, the TPG Funds will continue to have the right to nominate two persons for election (the “TPG Directors”) and one observer to the AWI Board of Directors. Under certain circumstances, if the TPG Funds reduce their ownership of Issuer Common Stock, its rights to designate nominees and observers to the board will be reduced to one person or will expire entirely. Under the Shareholders’ Agreement, David Bonderman will serve as one of the initial TPG Directors.

AWI’s Charter requires that the Board of Directors shall nominate or, in the case of those candidates nominated by others, recommend for election as directors, at least a majority of persons who qualify as independent as defined therein and the Trust has agreed to such restriction pursuant to the Stockholder and Registration Rights Agreement dated as of October 2, 2006 between AWI and the Trust. Under the Shareholders’ Agreement, the TPG Funds and the Trust have agreed to take all necessary actions for the AWI Board of Directors to consist of eleven directors and, in addition to the two TPG Directors and the two designees of the Trust, to include AWI’s Chief Executive Officer and six independent directors (within the meaning of the Charter) mutually agreed upon by TPG and the Trust. The AWI Board of Directors currently consists of eleven directors of which ten are independent as defined in the Charter.

Charter Amendments

The TPG Funds agreed in an Undertaking delivered to AWI dated August 10, 2009, pursuant to a Non-Disclosure Agreement, dated July 30, 2009, by and between TPG Capital, L.P. (“TPG Capital”) and AWI (the “NDA”), that for a period of two years following the Closing Date the TPG Funds will not vote to modify or amend certain provisions of AWI’s Charter. The NDA was entered into as a condition of the Issuer permitting TPG Capital to conduct diligence in connection with a possible investment and, as a condition of such diligence, required such Undertaking to be delivered as a condition to TPG being permitted to purchase the Initial Shares.

Temporary Restrictions on the Trust’s Right to Vote in Favor of Certain Business Combinations

Under the Shareholders’ Agreement, for 24 months following the Closing Date, the Trust will take all necessary actions to oppose and not otherwise support or facilitate certain types of mergers, consolidations, share exchanges, tender offers and other business combination transactions, unless certain conditions set forth in the Shareholders’ Agreement are met.

Certain Temporary Restrictions on Additional Purchases

Under the NDA, subject to certain exceptions, TPG Capital agreed with AWI that it and its affiliates would not acquire additional shares of Issuer Common Stock for a period of 270 days following the Closing Date other than the purchase of up to 4,435,935 shares from non-Trust shareholders pursuant to the Tender Offer or following its completion, or the purchase of shares pursuant to a tender offer for all outstanding shares, or the purchase of additional shares from the Trust in the event the Trust sells shares as a result of a bona fide financial emergency on the part of the Trust. In the Shareholders’ Agreement, the Trust has agreed with the TPG Funds that it will not sell additional shares of Issuer Common Stock for a period of 270 days following the Closing Date except in the case of a bona fide financial emergency.

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Other Rights

The Shareholders’ Agreement includes certain reciprocal and customary shareholder agreement provisions, including a right of first offer on certain sales of Issuer Common Stock by either party and tag-along rights in the event of certain sales to third parties. The Trust has agreed to transfer to the TPG Funds its registration rights under an existing agreement with the Issuer to the extent they relate to the Initial Shares or to any shares of Issuer Common Stock delivered to the TPG Funds from the Trust in the event of physical settlement under the Confirmation. The TPG Funds agreed that, for a period of eighteen months following the Closing Date, under certain circumstances, if the TPG Funds sell any of the Initial Shares, they will make a payment to the Trust of one-half of any net profit on the sale.

General

In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock, economic interests in the shares of Issuer Common Stock or associated rights or securities exercisable for or convertible into shares of Issuer Common Stock, or dispose of some or all of the Initial Investment, based upon its ongoing evaluation of AWI, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations and subject to the provisions of the Shareholders’ Agreement, the NDA and applicable legal restrictions. In connection with the Reporting Persons’ evaluation of the dividend policy of AWI, the Reporting Persons will take into account AWI’s capital structure and liquidity needs as part of their consideration of the best interests of AWI, and subject to such best interests, may also consult with the Trust regarding its liquidity considerations.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedules I or II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

References to and descriptions of the Purchase and Sale Agreement, the form of Shareholders’ Agreement, the form of Confirmation, the NDA and the Charter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase and Sale Agreement attached hereto as Exhibit 2 and the form of Shareholders’ Agreement and the form of Confirmation attached thereto as Exhibits A and B, respectively, the NDA and the Charter, attached hereto as Exhibits 3 and 4, respectively, and each is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by this reference.

(a)-(b) The following disclosure assumes that there are 57,385,956 shares of Issuer Common Stock outstanding as of July 24, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the SEC on July 30, 2009.

As a result of the consummation of the Purchase and Sale Agreement, the TPG Funds will, as of the Closing Date, own an aggregate of 7,000,000 shares of Issuer Common Stock, which represents approximately 12.2% of the outstanding shares of Issuer Common Stock. Through their respective affiliations with the TPG Funds, as described in greater detail in Item 2, each of the Reporting Persons may be deemed to have acquired dispositive power with respect to the 7,000,000 shares of Issuer Common Stock held by the TPG Funds.

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In addition, pursuant to the execution and delivery of the Confirmation and the related Collateral Annex, the TPG Funds will, as of the Closing Date, hold an economic interest in the equivalent of an additional 1,039,777 shares of Issuer Common Stock. The Confirmation contemplates that such economic interest will be cash-settled on the third currency business day following the 20th scheduled trading day beginning on November 4, 2013, with an option for AWI to physically settle at its election.

As a result of the execution and delivery of the Shareholders’ Agreement each of the Reporting Persons may, as of the Closing Date, also be deemed and to have acquired shared voting power over an aggregate of 36,981,480 shares of Issuer Common Stock, which includes 29,981,480 shares of Issuer Common Stock directly held by the Trust (the “Trust Shares”) which are subject to the Shareholders’ Agreement. Further, the Reporting Persons and the Trust will be deemed members of a group and therefore each will be deemed to beneficially own the other’s shares of Issuer Common Stock. The Trust Shares represent approximately 52.2% of the outstanding shares of Issuer Common Stock.

The following information regarding the Trust and its trustees is based solely on information provided by the Trust:

The Trust is a trust organized under the laws of Delaware established for the purpose of satisfying asbestos-related injury claims of the Issuer. The Trust’s principal offices are located at 818 N. Washington Street, Wilmington, Delaware 19801-1510, Attention: Harry Huge, Managing Trustee. The Trust has not been convicted in a criminal proceeding in the last five years. During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Trust being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The trustees of the Trust are as follows: Anne M. Ferrazi of 11923 Winwood Lane, Houston, Texas 77024, Harry Huge of The Huge Law Firm PLLC, 25 East Battery Street, Charleston, South Carolina 29401 and Richard Nelville, whose primary business address is 71 S. Wacker Drive, Suite 3090, Chicago, Illinois 60606. Ms. Ferrazi serves as trustee to numerous personally injury trusts similar to the Trust. Mr. Huge is an attorney with The Huge Law Firm PLLC. Mr. Neville is a mediator with JAMS, the largest private alternative dispute resolution (ADR) provider in the world. None of the aforementioned trustees have been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All three trustees are citizens of the United States of America.

(c) Except as set forth in Item 3 and this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I or Schedule II hereto, has engaged in any transaction during the past 60 days involving any shares of Issuer Common Stock.

(d) Other than the Reporting Persons, except as set forth in Item 4, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

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Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.

Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, including, as Exhibit A, Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, as Exhibit B, Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, and as Exhibit C, Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust.

3.	Non-Disclosure Agreement, dated July 30, 2009, by and between Armstrong World Industries, Inc. and TPG Capital, L.P., including Form of Undertaking [delivered as of August 10, 2009].
4.

Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on October 2, 2006).

5.	Text of Press Release issued on August 11, 2009.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	August 11, 2009

TPG ADVISORS V, INC.

By: /s/ Clive D. Bode

Name: Clive D. Bode

Title:	Vice President

TPG ADVISORS VI, INC.

By: /s/ Clive D. Bode

Name: Clive D. Bode

Title:	Vice President

David Bonderman

By: /s/ Clive D. Bode

Clive D. Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive D. Bode

Clive D. Bode, on behalf of James G. Coulter (2)

(1) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the SEC as an exhibit to a Form 4 (SEC File No.: 001-32875) filed by Mr. Bonderman on March 1, 2007.

(2) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the SEC as an exhibit to a Form 4 (SEC File No.: 001-32927) filed by Mr. Coulter on March 1, 2007.

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SCHEDULE I

The names of the directors and the names and titles of the executive officers of Advisors V and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Advisors V, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
David C. Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

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SCHEDULE II

The names of the directors and the names and titles of the executive officers of Advisors VI and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Advisors VI, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
David C. Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

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